August 26, 2025

Mar  a del Carmen Bonilla Rodr  guez
Deputy Undersecretary for Public Credit
United Mexican States
Insurgentes Sur 1971
Torre III, Piso 7
Colonia Guadalupe Inn
M  xico, Ciudad de M  xico 01020

       Re: United Mexican States
           Draft Registration Statement under Schedule B
           Submitted July 11, 2025
           CIK No. 0000101368
           _
           Form 18-K for fiscal year ended December 31, 2024
           Filed June 20, 2025, amended July 2, 2025, July 22, 2025 and August 19, 2025
           File No. 333-03610
Dear Mar  a del Carmen Bonilla Rodr  guez:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 6, 2025 letter.

Draft Registration Statement under Schedule B submitted July 11, 2025 Form 18-K/A filed August 19, 2025
Exhibit 99.1
Certain Financing and Support Transactions, page 1

1. Please disclose whether Mexico or PEMEX have any affiliation with EFL I through share ownership or management of EFL I. In this regard, please clarify how the
       Mexican Government executed the offering of pre-capitalized securities issued by
 August 26, 2025
Page 2

      Eagle Funding.
2. We note your response to comment 11 of our letter dated August 6, 2025 and we reissue in part our prior comment. Please disclose whether the P-Caps are redeemable at the option of a holder of a P-Cap. In addition, please describe the class of persons to whom the P-Caps were sold to the extent practicable.
3. We note your response to comment 15 in our prior letter. To the extent that PEMEX were to be in breach under the repurchase transaction, please disclose any material effect on Mexico.

4.    We note your disclosure that,    The P-Caps issued by EFL I will not be
consolidated
      with the liabilities of PEMEX or Mexico.    Please advise us how these
commitments
      by PEMEX and Mexico under the repurchase transactions or the facility agreement
      will be accounted for and disclosed in Mexico   s future Form 18-K
filings.
General

5.    We note your response to comment 16 in our letter dated August 6, 2025.
In Mexico   s
      Schedule B, to the extent known, please disclose if proceeds will be used to fund
      PEMEX, including the repurchase of its outstanding debt securities.
6.    In Mexico   s Schedule B, please include any material risk factors
related to PEMEX   s
      financial condition and operations to the extent such material factors present a risk to
      an investment in Mexico   s offering.
       Please contact Samuel Kluck at 202-551-3233 or Michael Coco at 202-551-3253 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
International Corporate
                                                            Finance
cc:   Jorge U. Juantorena